Exhibit2.1
Amended and Restated Letter Agreement

July 12, 2012

Mr. Randall K. Gardner
8528 Davis Blvd.
Suite 134
Box 316
North Richland Hills, Texas 76182

Mr. Darrell Meador
8528 Davis Blvd.
Suite 134
Box 316
North Richland Hills, Texas 76182

Mr. Kenith Lewis
8528 Davis Blvd.
Suite 134
Box 316
North Richland Hills, Texas 76182

Re:	Amended and Restated Agreement for the Purchase of Equity Interests of 4G Biometrics, LLC, a Texas Limited Liability Company (the “Company”)

Gentlemen:

This letter (this “Amended and Restated Agreement”) sets forth the amended and restated agreement between ActiveCare, Inc., a Delaware corporation (“Purchaser”) and each of you concerning Purchaser’s purchase of 100% of the membership interests of the Company (the “Acquisition”).  In this Amended and Restated Agreement Messrs. Randall K. Gardner (“Gardner”), Darrell Meador (“Meador”) and Kenith Lewis (“Lewis”) are sometimes called singularly a “Seller” and collectively the “Sellers”, and the Purchaser and Sellers are sometimes called singularly a “Party” and collectively the “Parties”. This Amended and Restated Agreement is intended to be a legally binding agreement and replaces in its entirety the Letter Agreement entered into by the Parties on March 8, 2012 (the “Letter”).  Changes and corrections are made to the original Letter agreement in Paragraphs 2, 3, 5, 6, 7, 8, 10.k, and 11; the full agreement, as so amended, is hereby restated as follows:

The Parties hereby agree as follows:

1.           Purchase and Sale of Membership Interests. Purchaser hereby purchases from Sellers, and Sellers hereby sell, transfer and convey to Purchaser, solely in consideration of shares of Common Stock of Purchaser, all of their right, title and interest in the membership interests of the Company (the “Membership Interests”), free and clear of any encumbrances. Sellers hereby represent and warrant that the Membership Interests constitute 100% of the “membership interests” (as defined in the Texas Business Organizations Code) of the Company, and there are no other membership interests, options, warrants or rights to acquire membership interests of the Company outstanding. In order to fully effectuate the transfer of the Membership Interests to the Purchaser, Sellers agree to execute such further instruments and take such further actions as may be reasonably necessary or appropriate to transfer the Membership Interests to Purchaser.

2.           Payment for the Membership Interests. As consideration for the purchase of the Membership Interests, Purchaser shall issue to the Sellers, in proportion to their ownership of the Membership Interests, a number of Preferred Shares that convert into a minimum of Eight Million (8,000,000) shares of common stock (the “Shares”), par value $0.00001 per share of Purchaser (the “Common Stock”), as follows:

a. 2,640,000 Shares to Meador

b. 2,640,000 Shares to Lewis

c. 2,640,000 Shares to Gardner

d. 80,000 shares to Melissa McBurney

e. The preferred shares cannot be converted into common stock until 6 months from the date of this agreement.

3.           Capital Contribution.  Sellers acknowledge receipt from Purchaser of a contribution to the capital of the Company of $200,000.  Upon execution of this Amended and Restated Agreement, Purchaser shall make an additional capital contribution of $150,000, receipt of which is hereby acknowledged by the execution of this Amended and Restated Agreement by the Sellers.   Funds paid under this Paragraph 3 are for working capital of the Company. Sellers shall have full control over the disbursement of such funds from the Company.  None of the proceeds of the capital contribution contemplated by this paragraph shall be paid or disbursed to Sellers as consideration for the Membership Interests. Purchasers will assume an additional $50,000 of liabilities which will be paid at the option of the Purchaser in either cash or by issuing shares of common stock. The contribution to the capital of the Company is not part of the consideration for the purchase and sale of the Membership Interests.

4.           Tax Treatment. The Parties intend that the purchase and sale of the Membership Interests constitute a tax-free transaction under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), and no Party shall take a reporting position to the contrary.

5.           Employment. Gardner, Meador and Lewis shall enter into employment agreements with the Purchaser. Purchaser agrees to employ each of Gardner, Meador and Lewis under the terms of the Executive Employment Agreements (as amended) attached hereto as Exhibits A-1, A-2 and A-3, respectively collectively with the “Company Employment Agreements”). Purchaser shall execute an Indemnification Agreement with Gardner, Meador and

Lewis in the form attached hereto as Exhibit B (the “Indemnification Agreements”). In the event of a termination of a Seller without “Cause” or the termination of employment by a Seller with “Good Reason” (such terms as defined in the Employment Agreements), in addition to any other remedy that Sellers may have, Sellers shall be deemed to have earned the common stock for purposes of the calculation in paragraph 2.  The Executive Employment Agreements are cancelable at the option of Purchaser if the revenues for the 12 month period ending December 31, 2012 are less than $1,000,000. If the employment agreements are cancelled, Sellers have the right to compete against the Purchaser.

6.           Board of Directors. On October 1, 2012, Purchaser’s Board of Directors shall appoint Gardner to Purchaser’s Board of Directors. This appointment is contingent upon 4G Biometric reaching $1,000,000 in annualized sales by September 30, 2012. Further, if Gardner is no longer an employee of Purchaser, he will resign his board seat at time of employment termination.

7.           Managers. Buyer shall be the “governing authority” (as defined in the Texas Business Organizations Code) as “managers” of the Company following the execution of this Letter and the transfer of the Membership Interests to Purchaser.

8.           Representations and Warranties of Purchaser. Purchaser represents and warrants to the Sellers as follows:

a.         Purchaser is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Delaware and is in good standing under such laws. Purchaser has requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted. Purchaser is duly qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the Purchaser’s business.

b.        The Purchaser will have the requisite legal and corporate power and authority (i) to execute and deliver this Amended and Restated Agreement, the Purchaser Employment Agreements and the Indemnification Agreements (collectively with this Letter, the “Transaction Documents”), (ii) to issue the Shares and to carry out and perform its obligations under the terms of the Transaction Documents.

c.        As of December 31, 2011, the authorized capital of the Purchaser consists of (i) 50,000,000 shares of Common Stock, $0.00001 par value per share, of which 39,768,160 shares are issued and outstanding, and (ii) 10,000,000 shares of Preferred Stock, $0.00001 par value per share, of which 480,000 are issued and outstanding. These 480,000 Preferred Shares are convertible into 4,800,000 common shares. Other than 17,613,000 vested warrants and options outstanding, there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from the Purchaser of any shares of its capital stock.

d.       All corporate action on the part of the Purchaser, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of the Transaction Documents, the performance of all obligations of the Purchaser hereunder and thereunder, and the authorization, issuance and delivery of the Shares has been taken or will be taken prior to execution of this Letter and, with respect to the issuance of the Shares, prior to the issuance of such Shares. The Transaction Documents, when executed and delivered by the Purchaser, shall constitute valid and binding obligations of the Purchaser, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

e.        The Shares, when issued, sold and delivered in accordance with the terms of this Letter, will be duly authorized, validly issued, fully paid and nonassessable, and will be free of any preemptive rights or restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws.

f.        All filings required by Purchaser to be made with the SEC have been timely made and are true, correct and complete in all material respects.

9.           Representations and Warranties of Sellers. Each Seller represents and warrants to the Purchaser, only with respect to itself, as follows:

a.        The Transaction Documents, when executed and delivered by such Seller will constitute valid and legally binding obligations of such Seller, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b.        This Letter is made with such Seller in reliance upon such Seller’s representation to the Purchaser, that, until the Shares are registered with the SEC, the Shares will be acquired for investment for such Seller’s own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

c.        Such Seller understands that the Shares are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Purchaser in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances

d.        It is understood that the certificates evidencing the Shares shall bear the following legend (in addition to any legend required under applicable state securities laws):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE CORPORATION HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE CORPORATION AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

10.           Representations and Warranties of Sellers Regarding the Company. The Sellers, severally and proportionately in accordance with their ownership of Membership Interests prior to the date hereof, represent and warrant to Purchaser as follows:

a.        The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas.

b.        The Company has the requisite power and authority and is in possession of all licenses, permits, consents and approvals necessary to own, lease and operate its business as presently conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the failure to do so would have a material adverse effect.

c.        All inventories of the Company have been valued in accordance with the accounting principles of the Company consistently applied and consist of items of a quantity and quality that are usable or salable in the ordinary course of the business of the Company.

d.        Each material contract of the Company is a valid and binding obligation of the Company and the counterparties thereto and is in full force and effect. The Company has performed all material obligations required to be performed by it to date under such contracts and is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and is not alleged to be in breach or default in any material respect thereunder.

e.        There are no lawsuits, claims, proceedings or investigations pending or threatened by or against or affecting the Company or any of its properties, assets, operations or business that could in any way have a material adverse effect on the business of the Company.

f.        There are no employment-related claims, actions, proceedings or investigations pending or threatened against or relating to the Company before any court, governmental, regulatory or administrative authority or body, or arbitrator or arbitration panel. The Company is not subject to any outstanding order, writ, judgment, injunction, decision, award, compliance order, consent decree, conciliation agreement, settlement agreement, affirmative action plan, determination letter or advisory of any court, governmental, regulatory or administrative authority or body, or arbitrator or arbitration panel. No collective bargaining agreement is binding on the Company. The Company has not experienced any material work stoppage or other material labor difficulty.

g.        The Company is not in violation with respect to its conduct of its business of any law, order, ordinance, rule or regulation of any governmental authority applicable to the Company, the violation of which would have a material adverse effect on the business of the Company.

h.        There are no plans of the Company in effect for pension, profit sharing, deferred compensation, severance pay, pay for vacation, sick time or other time off, bonuses, stock options, stock purchases, or any other form of retirement or deferred benefit, or for any health, accident or other welfare plan, as to which Purchaser will become liable as a result of the transactions contemplated hereby.

i.        The Company has sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, or applications therefor or registrations thereof (“Intellectual Property”) necessary for the business of the Company as presently conducted. The Company has developed internally or has sufficient legal rights to all software necessary for the business of the Company as presently conducted. To the best of knowledge of the Sellers, the Company is not and, during the last two years, has not, (i) infringed or violated any trademark, service mark, trade name, patent or copyright or other Intellectual Property right of any third party; or (ii) unlawfully or improperly used any trade secrets belonging to any third party.

j.         The Company has filed all tax returns required to be filed with all applicable federal, state and local tax authorities. Such returns are true, accurate and complete in all material respects. The Company has paid all taxes required to be paid by it prior to the date of this Letter.

k.        The total amount of the Company liabilities to be assumed by Purchaser shall not exceed $400,000.00 as referenced in section 3.

11.           Purchaser’s Covenants.

a.        Purchaser shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect the Company’s (x) legal existence and (y) material rights, licenses, permits, assets and franchises. Except with the written consent of not less than two (2) of the Sellers, which consent may be given or withheld in the Sellers’ sole and absolute discretion, Purchaser shall operate the Company in a manner consistent with past practices of the Company and refrain from any extraordinary transactions.

b.         Purchaser shall obtain all requisite corporate approvals and increase the authorized number of shares of Common Stock in order to issue the Shares.

12.           Further Assurances. The Parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

13.           Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Letter by any party, that this Letter shall be specifically enforceable, and that any breach or threatened breach of this Letter shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

14.           Entire Agreement. This Letter, together with the other Transaction Documents, constitutes the entire agreement between the Parties and supersedes all prior oral or written agreements, understandings, representations and warranties and courses of conduct and dealing between the Parties on the subject matter hereof and thereof. This Letter may be amended or modified only by a writing executed by all of the Parties.

15.           Governing Law. This Letter will be governed by and construed under the laws of the State of Delaware without regard to conflicts-of-laws principles.

16.           Venue. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Letter or the other Transaction Documents shall be brought against any of the Parties in the courts of the State of Texas, County of Dallas, or, if it has or can acquire jurisdiction, in the United States District Court for the Northern District of Texas, and each of the Parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

17.           Counterparts. This Letter may be executed in one or more counterparts, each of which will be deemed to be an original of this letter and all of which, when taken together, will be deemed to constitute one and the same letter.

18.           Severability Should any provision of this Agreement be found to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable to the greatest extent permitted by law.

[remainder of page left blank; signatures on next page]

Wherefore, the Parties have executed this Amended and Restated Agreement effective on the date first indicated above.

Very truly yours,

ACTIVECARE, INC.

____________________________
David G. Derrick
Chief Executive Officer and
Chairman of the Board of Directors

AGREED AND ACKNOWLEDGED

____________________________
Randall K. Gardner

____________________________
Darrell Meador

_____________________________
Kenith Lewis

Exhibit B

FORM OF INDEMNIFICATION AGREEMENT

Capitalized terms used in this Exhibit shall have the meanings ascribed to such terms in the Agreement to which this Exhibit is attached.

The Company agrees to indemnify and hold harmless Randall K. Gardner, Darrell Meador and Kenith Lewis (“Indemnified Parties”) from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements, and any and all actions, suits, proceedings and investigations in respect hereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing, pursing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which any Indemnified Party is a party)) (collectively, “Losses”), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with, Indemnified Parties acting for the Company, including, without limitation, any act or omission by Indemnified Parties in connection with its acceptance of or the performance or non-performance of its obligations under the Agreement between the Company and Indemnified Parties to which these indemnification provisions are attached and form a part (the “Agreement”), any breach by the Company of any representation, warranty, covenant or agreement contained in the Agreement (or in any instrument, document or agreement relating thereto, including any Agency Agreement), or the enforcement by Indemnified Parties of its rights under the Agreement or these indemnification provisions, except to the extent that any such Losses are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification hereunder. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of Indemnified Parties by the Company or for any other reason, except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from such Indemnified Party's gross negligence or willful misconduct.

If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Party proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by an Indemnified Party to notify the Company shall not relieve the Company from its obligations hereunder. An Indemnified Party shall have the right to retain counsel of its own choice to represent it, and the fees, expenses and disbursements of such counsel shall be borne by the Company. Any such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any claim against any Indemnified Party made with the Company's written consent. The Company shall not, without the prior written consent of Indemnified Parties, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent (i) includes, as an unconditional term thereof, the giving by the claimant to all of the Indemnified Parties of an unconditional release from all liability in respect of such claim, and (ii) does not contain any factual or legal admission by or with respect to an Indemnified Party or an adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company shall contribute to the Losses to which any Indemnified Party may be subject (i) in accordance with the relative benefits received by the Company and its stockholders, subsidiaries and affiliates, on the one hand, and the Indemnified Party, on the other hand, and (ii) if (and only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as to reflect not only the relative benefits, but also the relative fault of the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the statements, acts or omissions which resulted in such Losses as well as any relevant equitable considerations. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for fraudulent misrepresentation. The relative benefits received (or anticipated to be received) by the Company and its stockholders, subsidiaries and affiliates shall be deemed to be equal to the aggregate consideration payable or receivable by such parties in connection with the transaction or transactions to which the Agreement relates.

Neither termination nor completion of the Agreement shall affect these Indemnification Provisions which shall remain operative and in full force and effect. The Indemnification Provisions shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Indemnified Parties and their respective successors, assigns, heirs and personal representatives.

SLC 1150548.1

B-1